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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no.        0001084031
                           ----------

                           CORONADO EXPLORATIONS LTD.
           ----------------------------------------------------------
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)

               Delaware                                    98-0200471
          -----------------------                         --------------
     (State or Other Jurisdiction of                    (I.R.S. Employer
     Incorporation or Organization)                    Identification No.)

           397 Ventura Crescent
       North Vancouver, B.C., Canada                        V7N 3G7
     --------------------------------                   --------------
  (Address of Principal Executive Officer)               (Zip Code)

                                 (604) 985-8940
                      ------------------------------------
                          (Company's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.001 per share
                      ------------------------------------
                                (Title of Class)

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
                                TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----
                              PART 1

Item 1     Description of Business                                            3

Item 2     Management's Discussion and Analysis or Plan
                     of Operation                                            15

Item 3     Description of Property                                           17

Item 4     Security Ownership of Certain Beneficial
                     Ownership and Management                                18

Item 5     Directors, Executive Officers, Promoters and
                     Control Persons                                         21

Item 6     Executive Compensation                                            23

Item 7     Certain Relationships and Related Transactions                    24

Item 8     Description of Securities                                         27


                              PART 11

Item 1     Market Price of and Dividends on the Registrant's
                     Common Equity and Other Stockholders Matters            28

Item 2     Legal Proceedings                                                 28

Item 3     Disagreement With Accountants and Financial Disclosure            28

Item 4     Recent Sales of Unregistered Securities                           28

Item 5     Indemnification of Directors and Officers                         29


                             PART F/S

           Financial Statements                                              31


                             PART 111

Item 1     Index to Exhibits                                                 40

Item 2     Description of Exhibits                                           40


                       ---------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

         Coronado Explorations Ltd. (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

         1  provide current, public information to the investment community;

         2 to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and

         3 to comply with prerequisites for listing of the Registrant's securities on NASDAQ.

ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Registrant was incorporated on February 2, 1999. The Registrant has no subsidiaries and no affiliated companies. The executive offices of the Registrant are located at 397 Ventura Crescent, North Vancouver, British Columbia, Canada, V7N 3G7.

         The  Registrant is engaged in the  exploration  of mineral  properties.
(see Part 1, "Exploration and Development of the Coronado Mineral Property"). The Registrant is referred to as being in the "development" stage by its auditors. This term is generally used in Financial Accounting Standards to describe a company seeking to develop its ideas and products. The Registrant is not in the development stage with regards to any mineral claim. No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Registrant is purely an exploration company. There is no assurance that any ore body will ever be found and that the Registrant will have sufficient funds to undertake the exploration work required to identify an ore body.

         Management anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board..

         The Registrant has no revenue to date from the development of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Registrant's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring and developing its mineral property, the Registrant plans to seek out additional mineral properties either by way of purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Registrant's plans as currently contemplated. Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

         All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION AND DEVELOPMENT OF THE CORONADO MINERAL PROPERTY

         The Registrant staked certain mineral claims known as the "Coronado" claim near Goldbridge, British Columbia, Canada. The claim was staked on February 24, 1999 when the previous owners allowed the claim to lapse. The claim covers 20 metric units (500 ha) located within the Bridge River Gold Camp near the historic Bralorne-Pioneer Mine. The Bralorne-Pioneer Property represents the largest single gold producer in British Columbia, having produced over 4,000,000 ounces (130,000 kg) of gold from ore averaging 0.53 oz/ton during the period 1932-1971 (as set forth in an independent geological report prepared for the Registrant by Calvin Church, P. Geo., dated April 7, 1999). Avino Mines and Resources Ltd. and Bralorne-Pioneer Gold Mines Ltd. are considering reactivating the mine that has near surface reserves (above 800 level) of 432,500 tones grading 10.63 g/tonne Au.(as indicated in the same geological report prepared by Calvin Church).

         Calvin Church's report summarizes geology and mineralization in the Bridge River mining camp and potential for discoveries on the Coronado claim. All of the material presented is from a literature search of B.C. Department of Mines annual reports and papers, G.S.C Memoir 213, BCGS maps and Assessment Report filings with the B.C. Department of Mines.

         Calvin Church did not visit the claim, which was covered in snow at the time of staking, although he has worked on several properties in the vicinity of the Coronado claim.

LOCATION, ACCESS AND PHYSIOLOGY OF THE CORONADO CLAIM

         The Coronado claim is located approximately 180 kilometres north of Vancouver and four kilometres southeast of the town of Gold Bridge in southwestern British Columbia. The geographical centre of the claim is given by the U.T.M. coordinates 516550E, 5631700N (Lat. 50(degree)50'20"N, Long. 122(degree)45'50"W) on N.T.S. map sheet 92J/15. The town of Gold Bridge can be accessed by all weather gravel road (highway #40B) from Lillooet or via the Hurley River forestry road from Pemberton. Access to the north end of the claim is by four wheel drive vehicle up Steep Creek to the headwaters above 6,500 feet elevation. Helicopters are available from bases in the towns of Pemberton or Lillooet.

         The claim is situated at the northwest end of the Bendor Range within the Coast Mountains where steep northwest facing slopes range from 5,000 to 8,500 feet in elevation. Sub-alpine scrub alder and hemlock trees grow at lower elevations in the northwest corner of the claim and rock exposure is good along peaks and ridges in the south half of the claim. The winters are cold with generally high snowfall accumulations and summers are hot and dry.

CLAIM STATUS

         The Coronado claim was staked by Edward Skoda for the Registrant and is registered in the Lillooet Mining Division of British Columbia. The claim was then sold to Coronado Explorations Ltd., 397 Ventura Crescent, North Vancouver, British Columbia, who own the claim outright. Mineral tenure is secure for one year from the date of staking as described below.

    Claim Name            Tenure No.        Units          Expiry Date
    ---------------------------------------------------------------------
    Coronado               367931            20           February 24, 2000

MINERAL HISTORY OF THE AREA

         The first occurrence of gold in the Bridge River area was recorded in 1863, when Chinese prospectors found placer deposits in the Bridge River. In
1896, the first Lode claims were located on sub-outcropping quartz fissure veins. Subsequent discoveries continued until larger U.S. and Canadian interests began to gain control of the fragmented mining properties during the 1920's.

         Most production from the camp came from the Bralorne and Pioneer mines which saw production levels peak during the 1930's and 1940's. In 1959, with reserves depleted and closure imminent, Pioneer Gold Mines amalgamated with Bralorne mines. By 1971 Bralorne mines suspended operations due to the high costs of mining at increasing depths. Combined, the Bralorne and Pioneer mines produced more gold than any other mine in British Columbia's history. During the period 1900-1971 production totaled 4,154,119 ounces of gold and 950,510 ounces of silver from 7,931,000 tons of ore averaging 0.53 ounces/ton recovered gold (British Columbia Department of Mines annual reports and papers, G.S.C. Memoir 213, BCGS maps and Assessment Report filings with the British Columbia Department of Mines).

         Total production figures for the Bridge River mining camp reveal it has been the biggest producer of gold in British Columbia's history. Of the over 73 documented mineral occurrences in the camp only five have achieved significant production. Production figures for these mines are tabled below (B.N.Church, 1987, Geology and Mineralization of the Bridge River Mining Camp (92J15,920/2,92J/16.).

                      PRODUCTION FROM THE BRIDGE RIVER CAMP

================================================================================
                              GOLD         SILVER    COPPER     LEAD       ZINC
MINE          TONES           (KG)          (KG)      (KG)      (KG)       (KG)
--------------------------------------------------------------------------------
Congress          943           2.5           1.3        38      ---        ---
--------------------------------------------------------------------------------
Wayside        36 977         166.0          26.0       ---      ---        ---
--------------------------------------------------------------------------------
Minto          79,073         546.0       1,573.0     9,673    56,435       ---
--------------------------------------------------------------------------------
Pioneer     2,240,552      41,475.0       7,611.0       ---        59       139
--------------------------------------------------------------------------------
Bralorne    4,954,473      87,759.0      21,969.0       ---       157       ---
================================================================================

         During early exploration of the Bridge River camp a number of small vein showings were worked along the south shore of Carpenter Lake. Small-scale production of silver-gold-antimony ores was achieved in the 1930's and 1940's from the Kelvin, Olympic and Reliance occurrences. In 1986, Menika Mining Co. Ltd. initiated drilling programs to test northwest trending arsenic-antimony geochemical anomalies on the Reliance property, two kilometers northwest of the Coronado claim. In 1988 proven and drill indicated reserves stood at 410,916 tones grading 5.96 grams per tonne gold (George Cross News Letter April 14,
1988).

         On the BRX property, three kilometres west of the Coronado claim, major development work targeted auriferous quartz-carbonate veins. The property includes a large block of reverted crown granted claims and some modified grid claims covering 1068 hectares and six major occurrences (Golden Gate, Arizona, Ural, Gloria Kitty, Whynot and California). Over 5,400 metres of diamond drilling and 9,000 metres of underground development have been completed on the BRX property primarily on the Arizona, Ural and California vein systems. The only recorded production was from the Arizona Mine, which produced 467 grams of gold and 311 grams of silver from 4,343 tones of ore in 1938 (Minfile #092JNE024; Bralorne, Pioneer, Congress, Wayside, Reliance, Minto).

         Early exploration work in the area of the Coronado claim is documented in British Columbia Minister of Mines Reports beginning in 1945. Following the discovery of a mineralized quartz vein by a local prospector, Bralorne Mines Ltd. took an option on the property ( then known as the Ben d'Or ) and explored the prospect with a short adit (8m) and three short drill holes. Sulphide rich ( arsenopyrite and pyrite ) portions of the quartz vein assayed 4.46 oz/ton gold and 7.5 oz/ton silver over 30 centimeters. The drill holes, however, returned inconclusive results due to intensely sheared ground conditions and poor core recovery and the company dropped its option. Following a period of dormancy, the northeast corner of the Coronado claim was restaked in 1974, as the FOXY-BEE group of claims and vended to Rabbit Oil and Gas Ltd., in 1980. Arsenopyrite mineralization was located and trenched in Steep Creek approximately 1.6 kilometres northwest along strike from the original discovery adit (Ranger Adit) however details of the trenching were not recorded. An airborne VLF-EM and magnetic survey was flown in 1981 over the claim group and defined a number of weak conductors and two moderate magnetic northwest trends.

         Newmont Exploration Canada Ltd. conducted an extensive exploration program on the Ranger 1-4 claims in 1983 and 1984. A total of 412 soil, 39 silt and 139 rock chip samples were collected and analyzed over an area of approximately 1,600 hectares. Some of Newmont's program focused on area now covered by the Coronado claim, the east boundary of which passes 500 metres west of the Ranger adit and Saddle Zone. A skarn zone was identified along the ridge just north of the peak (8,790 ft) and just inside the east boundary of the Coronado claim. Immediately north of the Coronado claim anomalous soil samples from the North Ridge Zone range up to 17,600 ppb Au and 5.3 ppm Ag and trend southward onto the claim. Tanker Oil and Gas Ltd. acquired the Ranger claims in 1985 and from 1985 to 1989 Levon Resources Ltd. conducted geochemical soil sampling, trenching and airborne geophysical surveys on the property as required by a joint venture agreement. In 1988 a systematic grid was established for geochemical soil sampling along northeast oriented lines near the headwaters of Steep Creek and across the North Ridge Zone. Soil anomalies in this area were as high as 205 ppb Au, 592 ppm As and 1.4 ppm Ag. Airborne geophysical anomalies outline several northwest trending EM conductors including one that appears to trace the skarn zone on the east side of the Coronado claim. Exploration on the property has been minimal since 1990 and Levon allowed the claims to lapse in February 1999 when Edward Skoda staked the Coronado claim.

REGIONAL GEOLOGY

         Government mappers have published comprehensive descriptions of the geology of the Bridge River region and appear in C.E.Cairne's article in1937 in the Geology and Mineral Deposits of the Bridge River Mining Camp, British Columbia, Geology Survey of Canada, Memoir 213, 140 pages, and more recently C. Leitch and C.I. Godwin in their article in 1986 entitled "Geology of the Bralorne-Pioneer Gold Camp" filed with the British Columbia Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork 1985, Paper 1986
- 1, pp. 331-316, and B.N. Church in the next year in the same publication on paper 1987 -1, pp. 23-29.

           The region lies within a fault bounded block of oceanic rocks called the Bridge River terrane and sandwiched between the larger accreted terranes of Stikinia on the east and Wrangellia on the west. The Bridge River terrane could be abducted oceanic floor transported with one of the larger terranes.

         The base of the Bridge River terrane is composed of Permo-Triassic (?) back arc volcanics and sediments of the Fergusson (Bridge River) Group. This is overlain by formations of the Triassic-Jurassic Cadwallader Group. The stratified rocks are intruded by syn-volcanic intermediate plutons (Bralorne intrusives) and faulted against ophiolitic ultramafic intrusions (President Intrusions). Jurassic and Cretaceous basinal sediments and rift volcanics (Taylor Creek and Kingsvale Groups) are sequentially intruded by Cretaceous and Tertiary plutons of felsic composition (Coast Range and Bendor Intrusions). Relatively flat lying Tertiary intermediate to mafic volcanics (Rexmount porphyry and Plateau basalt) cap the lithologic sequence.

STRATIGRAPH

         The principal bedded rocks in the Bridge River Camp are the Fergusson, Cadwallader and Taylor Creek Groups. On a regional scale they are exposed mainly along a wide axial zone of a broad complex antiformal structure, that plunges to the northwest along an axis that passes through Shalath and Tyaughton lakes and contains the main valleys of Bridge river and Seton lake.

         The oldest known unit in the area is the Fergusson or Bridge River Group (Middle Triassic and older) which consists primarily of thick sequences of ribboned chert, schist, gneiss and some marble beds. In localized areas numerous greenstone dykes and sills cut the sediments.

         The Fergusson Group is overlain in turn by three formations of the Cadwallader Group (Upper Triassic). From oldest to youngest they are the Pioneer Formation, Noel Formation and Hurley Formation and are best exposed in the area of the Bralorne-Pioneer mine. The Pioneer Formation consists of greenstones often described as pillow lavas and aquagene breccias and appear connected to greenstone feeders seen intruding the Fergusson Group. This unit forms one of the principal host rocks for gold veins in the Pioneer mine. The Noel Formation is a black argillite and siltstone unit and overlies Fergusson cherts in the area of Noel creek but nearby rests on greenstones of the Pioneer Formation. The Hurley Formation, named for type exposures in the Hurley river, consists essentially of brown to black argillite intercalated with gritty siltstones, sandstones and some calcarenites. The upper part of the formation contains beds of coarse volcanic breccias ranging from dacitic to basaltic in composition.

         Cretaceous sediments of the Taylor Creek Group consists of a cyclic sequences of polymictic pebble and conglomerate beds interlayered with sandstones and siltstones. A dark grey argillite marker zone (50m) occurs near the top of the succession estimated to exceed 3000 metres in the type section of the Taylor Creek basin. The source of fragments within the conglomerate beds is believed to be from the Fergusson Group and Hurley Formation.

INTRUSIVES IN THE AREA

         The main igneous intrusions are the Bralorne diorite, the President ultrabasic rocks and quartz diorite and granodiorite of the Coast plutonic complex. Radiometric dating has helped clarify the sequence of intrusive events in the Bridge River area (Harrop and Sinclair wrote an article in 1986 entitled "A Re-valuation of Production Data, Bridge River-Bralorne Camp" which was published in the British Columbia Ministry of Energy, Mines and Petroleum Resources under Geological Fieldwork, Paper 1986 - 1, pp. 303-310). Current age data indicate Bralorne intrusive stocks are intermediate in age between Upper Cretaceous Coast Plutonic rocks west of the area and the younger Tertiary Bendor pluton to the east. Bendor intrusions are the youngest of the major intrusions in the Bridge River camp and represent the eastern edge of the Coast Plutonic Complex.

         The Bralorne diorite is a greenish-grey rock, variably textured from fine to course grained and appears mottled due a reticulate pattern of light colored veinlets of felsic minerals. Irregular shaped masses of so called "soda granite" are seen in both sharp and gradational contact with the diorite at outcrop scale. The different phases of Bralorne intrusives are exposed from south of the Pioneer mine to just north of the town of Gold Bridge and are principal host rocks for gold veins at Bralorne-Pioneer. The alignment and shape of these bodies suggest emplacement along a major fault zone (ie: Cadwallader and Fergusson Faults).

         President intrusive ultrabasic rocks and metamorphic equivalents (serpentinite) form lenticular bodies and occur along the same northwest trend as the Bralorne intrusives suggesting a similar method of emplacement. Gold-bearing veins in workings of the Bralorne camp lie adjacent to and terminate against these serpentine bodies.

STRUCTURE OF THE AREA

         Repeated cycles of folding and faulting has created a complex structural history in the Bridge River area which is recorded in the oldest rocks of the area; the intricately folded Fergusson Group. The structural history is further complicated by deformation along irregular margins of granitic plutons and rotation of beds by repeated episodes of faulting.

         The major fault lineaments strike north and northwesterly and coincide with zones of ultramafic rocks mapped on the surface. The principal shear direction changes from northwest in the area of the Bralorne-Pioneer mine to north-south in the area north of Gold Bridge between Wayside and Tyaughton lake.

         Fault and vein orientations are well documented from the old producing mines at Bralorne and Pioneer. Major faults of the area can be grouped in two principle systems, each of which comprises two or more sets of faults. One system consists of two sets of perpendicular fractures, which strike approximately at right angles to each other, and at acute angles to the trend of formations. The other system consists of two sets of fractures with opposed dips, but which strike parallel to each other and to the trend of the overall formations. Fractures of the first system contain the principle veins of the area and formed earlier than the second as they are cut off by some faults belonging to the second system. The fractures of the second system are mainly shear zones in less competent sedimentary units; whereas the veins which belong to the first fracture system are in the more competent Bralorne intrusives and Pioneer greenstones.

         The Fergusson fault and Cadwallader shear represent the most important and continuous fractures in the second system. The Fergusson fault, which strikes northwesterly to northerly and dips steeply northeast, can be traced from the Pioneer extension property through the Pioneer and Bralorne mines to the California workings of the BRX and the Wayside property. The Cadwallader shear roughly parallels the Fergusson, but dips southwest rather than northeast, and bounds the west end of veins in the Pioneer and Bralorne mines. Another important geologic structure follows a chain of lakes beginning with Mead lake in the south and running through Kingdom, Noel, and McDonald lakes. The unnamed fault was confirmed by drilling in the Noel Lake area during an exploration program conducted by Levon Resources in 1994 (as discussed in personal communication in 1998 with Jim. Miller-Tait by Calvin Church, author of geological report prepared for the Registrant).

MINERALIZATION IN THE BRIDGE RIVER CAMP

         The Bridge River mining camp contains 73 mineral occurrences covering a roughly elliptical area that includes the former producing gold-silver mines of Bralorne and Pioneer . Total production from these two mines was about 4,150,000 ounces gold and 0.95 million ounces silver from 7,900,000 tons of ore grading
0.53 oz/ton gold and 0.12 oz/ton silver (between 1899 and 1971). This makes it the largest gold producer in British Columbia's history approaching the size of major vein camps in the Canadian Shield such as the Hollinger and MacIntyre mines, which produced more than 10,000,000 ounces of gold each.

         Periodic reactivation along extensive fracture systems provided the necessary channelways for distributing mineral bearing solutions in the camp and also served as the loci for emplacement of the Bralorne intrusive suite. Auriferous quartz veins tend to be hosted in dilatent zones, which formed in competent brittle diorites, sodagranites and greenstones. Episodic movements in dilatent fissure zones formed characteristic banding of sulphides and native gold in the ore at Bralorne. Where fissures pass through less competent sedimentary rocks the veins tend to pinch out and horsetail due to lack of open spaces.

         The Minto and Congress former producing mines are considered silver rich and have relatively low Au/Ag ratios compared to Bralorne (5.4) and Pioneer
(4). Minto produced 546.0 kg gold and 1,573.0 kg silver from 79,073 tones of ore resulting in a Au/Ag ratio of 0.35. Peak production years were in the 1930's. Production at the Congress mine was at a test scale only and recorded 2.5 kg gold and 1.3 kg silver recovered from 943 tones of material mined giving a Au/Ag ratio of 1.9. The alignment of the Congress, Minto and Reliance deposits, along with high silver values and associated antimony mineralization, defines a separate younger metalogenic trend within the Bridge River camp.

METAL ZONING PATTERS

         Several workers (being G.J. Woodsworth in 1977 in an article entitled "Metal Distribution Patterns across the Eastern Flank of the Coast Plutonic Complex, South-Central British Columbia, Economic Geology", Volume 72, 1977, pp. 170-183 and J.C. Harrop in 1986 in an article entitled "A Re-valuation of Production Data, Bridge River-Bralorne Camp" published with the British Columbia Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1985, Paper 1986 - 1, pp. 303 - 310) have noted the metal zoning of deposits in the Bridge River camp and their position relative to the Coast granitic intrusives. In this model the Coast plutons are the heat source and possible origin of metals which move laterally across the eastern flank of the Coast Plutonic Complex. Supporting evidence for the model points to a 35 kilometre zonation of deposits which are arsenic rich nearer the core

(Bralorne-Pioneer) passing through an antimony zone (Congress, Minto) to deposits enriched in mercury (Lillomer prospect). The zones progressed southwest to northeast, from oldest to youngest, and some overlapping or gradation between zones is apparent.

         At the Congress mine gold-silver-antimony ore is hosted in shear/vein systems associated with Tertiary porphyry dykes distal to granitic intrusions. The shear/vein systems contain cinnabar which would not be stable at the higher temperatures of formation for quartz veins at Bralorne-Pioneer. Metals are also vertically zoned at the Congress where gold and arsenopyrite increase with depth at the same time as stibnite decreases (as indicated in an article written by Harrop and Sinclair in 1986). The same study analyzed production data from the Bralorne mine and noted a similar enrichment of gold with depth expressed as gold/silver ratios which was not due to changes in the extraction process.

PROPERTY GEOLOGY

         Massive to finely bedded cherty argillites and volcanics of the Bridge River (Fergusson) Group outcrop and underlie the claim area. Argillites are not well exposed in stream valleys due to their fractured nature and weather brown-orange when exposed at higher elevations. Dark green to purple colored basalts of the Pioneer Formation weather brown and provide the host for mineralized veins on the Reliance occurrence on the Menika Mining Co. Ltd. property two kilometers to the north. Tertiary aged diorite porphyry dykes have been found to cut the Bendor pluton and were probably emplaced at about the same time but have not yet been mapped on the property. Similar dioritic feldspar porphyry dykes are aligned parallel to bedding at the Minto and Congress mines and are related to mineralizing events there. Most mineralization on the property is associated with major northwest trending steeply dipping fault zones. Overburden is fairly extensive on the claim and consists of glacial till, large boulder fields and moraine deposits.

         Geological mapping at 1:5000 scale by Newmont Exploration in 1984 indicates much of the Coronado claim is underlain by well-bedded cherts and rusty siliceous cherts interbedded with mafic volcanic flows and argillite interbeds. The chert unit has been very tightly folded in a north-northwest direction with steep subvertical dips. The greenstone unit is less deformed except when in fault contact with the chert unit along the primary stratigraphic contact where interlayers of chert occur within the greenstone along the contact. These features trend approximately north-south with a steep westerly dip (80-85(degree)). Bedded and crosscutting narrow quartz-carbonate veins and lenses occur sporadically within the sediments occasionally containing minor pyrite. Several pale grey to white limestone units outcrop along the ridge along the northeast boundary and at one location exhibit contact metamorphic or skarn mineralization. Outcrops of brown- weathering serpentinite or peridotite occur along the Steep Creek valley and further southeast along the east side of the ridge.

         Most of the alteration in the rocks southeast of Carpenter Lake is due to low grade regional metamorphism (chlorite, calcite, hematitic zones in greenstone etc.). Quartz veins (GREATER THAN 1cm) are abundant in the chert, whereas calcite veins (1 to 5cm) are common in greenstone. Near the contact of the two major rock units the greenstone is pervasively carbonatized and iron-carbonate alteration is noted. Rare large quartz veins, up to 50 cm in width, occur within the greenstone. A large silicified zone is located on the east slope of the Steep Creek valley where quartz-filled fractures and silica flooding occur in thinly bedded cherts or brecciated cherts. Cairnes (1937) mapped a large fault through Sucker Lake and extending southward along Fergusson Creek west of the property. Miller-Tait (1998) discovered a north-south trending unnamed fault he believes defines the east boundary of all the faults at Bralorne-Pioneer. The fault follows a chain of lakes that includes Mead, Kingdom, Noel and McDonald lakes. Sheared and highly altered outcrops mapped on the south bank of Steep Creek are evidence for a steep northwest trending shear or fault zone. On the north side of Steep Creek, Menika Mining's drill programs have targeted crosscutting northeast trending structures hosting gold-arsenic-stibnite mineralization.

         Mineralization consists of pyrrhotite, pyrite and trace amounts of chalcopyrite hosted primarily within volcanics and feldspar porphyry dykes. Most sulphide occurrences are narrow, generally less than one metre, containing minor quartz-carbonate lenses and are in close proximity to the sediment/volcanic contact zone. Minor gossans occur in the underlying sediments near the contact zone. The contact zones represent the best exploration targets although economic grade mineralization has not yet been discovered. Disseminated fine pyrite occurs in a skarnified limestone unit along the east boundary ridge however soil and rock chip samples returned low values of gold and silver

CONCLUSIONS

o The Coronado claim is situated within the Bridge River gold camp and includes the former producing mines of Bralorne and Pioneer. Together they produced more than 7 million tones of ore grading 18 grams per tonne (4 million ounces), making it the largest gold producer in B.C. history. Typically gold and silver was won from ore shoots in auriferous quartz veins averaging 2 metres wide, 100 - 200 metres in strike length, with dip lengths up to 2000 metres. Key factors in the mineralizing events include proximity to the ultramafic President intrusives, the hosting of veins in brittle Bralorne intrusives and Pioneer greenstones and repeated fault movements of dilational fissure zones and fault intersections.

o Regional studies of mineral occurrences within the Bridge River camp describe lateral mineral zoning across the eastern limit of the Coast Plutonic Complex. Older high temperature gold-arsenic rich deposits occur near the core of the complex (Bralorne-Pioneer) and grade gradually into a younger silver-antimony rich zone (Congress-Minto) then give way to deposits rich in mercury (Lillomer prospect) at the periphery. The Coronado claim is situated in the transition zone between gold-arsenic rich deposits and the silver-antimony rich prospects.

o Several old workings occur close to the property boundaries of the Coronado claim (California, Gloria Kitty, Ural, Arizona and Reliance) some of which sustained small-scale production of gold-silver-antimony ores. The Reliance property has proven and drill indicated reserves of 410,916 tones of ore grading 5.96 grams/tonne gold. The Ranger prospect, 500 metres to the east, has produced high grade arsenopyrite-pyrite mineralization in quartz veins grading 4.46 oz/ton gold and 7.5 oz/ton silver over a width of 30 centimetres (12 inches).

o Minor elevated gold/arsenic values (up to 205ppb Au / 592 ppm As) occur in the North Ridge area and trend southward into the Coronado property. Past workers have noted that significant overburden may have masked the geochemical signature and that sampling density may be insufficient to properly define mineralized zones.

o Several northwest trending VLF-EM conductors cross the property parallel to the Steep Creek valley and in line with the Ranger prospect. The lineations could be caused by fault, shear and/or contact zones which can be important
     indicators   of  sulphide  and   sometimes
     native  gold   mineralization.   Intersecting   lineations  (  ie  -  fault
     intersections ) such as occurs at the Ranger prospect ( AR# 18,432 ) are especially important features requiring ground follow up.

o Bridge River (Fergusson) Group cherty argillite units underlay the Coronado claim and host silver-antimony-gold mineralization in shears and veins on the nearby Reliance prospect. Similar mineralization styles occur directly across Carpenter Lake at the Congress property where some of the host rocks also include fissured Tertiary feldspar porphyry dykes.

RECOMMENDATIONS BY CALVIN CHURCH, P. GEO.

o    Air  photo  interpretation  and  reconnaissance   mapping  is  required  to
     determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 20 metre intervals on lines spaced 100 metres apart. Major northwest striking stratigraphic contacts (greenstone-chert) should be prospected and the grids orientated perpendicular to them should they appear to be mineralized.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

REGISTRANT'S MAIN PRODUCT

         The Registrant's primary product will be the exploration and development of its mineral property which might eventually result in the sale of minerals, both precious and commercial. The Registrant is not at the stage of development whereby minerals can be mined and sold thereby giving the Registrant a cash flow.

REGISTRANT'S EXPLORATION FACILITIES

         The Registrant will be exploring and developing its mineral claims initially in the Bralorne area of British Columbia and does not plan to build any mill or smelter until such time as a production decision is made. This will be several years into the future before the need to build a permanent facility is warranted. There currently exists a mill near the old mine of Bralorne. It is not currently operational because of upgrading during the last several years. In the event the Registrant finds an ore body and requires milling facilities, negotiations could be entered into with the current mill owners.

         During the exploration period, the Registrant will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

RISK INHERENT IN MINERAL PROPERTIES

         There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

      1. The Coronado claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search of ore.

      2. There is no certainty that any expenditures made in the exploration of the Coronado property will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

     3. Resource exploration and development is a speculative business in that a company might not be able to raise any funding subsequent to the initial capital.

     4. Failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources.

     5. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

      6. Prior to commencing mining operations on any of its properties, the Registrant must meet certain stringent environmental requirements. Compliance with these requirements may prove to be difficult and expensive. Fortunately the Registrant is currently in the exploration stage where a system of constructing grids and soil sampling will be the first exploration procedure. Under the Mines Act of British Columbia, the Registrant is not required to complete an application for submission to the district inspector. No bond will have to be posted with the mining branch to ensure environmental clean up. Nevertheless, the Registrant will be required to file an application if it decides to continue exploration activities by either trenching, bulk sampling, drilling or developing an adit. A bond, the amount to be determined by the district inspector, will have to be posted to ensure adequate clean up of the site upon abandonment. At this point the Registrant will have to prepare a detailed application that will include a deactivation or reclamation plan. The reclamation plan will have to be completed within one year of cessation of exploration unless otherwise approved by the district inspector. At this time, management is unable to assess the financial impact of any environmental damage other than knowing that the posted bond will be forfeited in full if the Registrant does not complete the reclamation correctly.

      7. While the Registrant has obtained the usual industry standard title reports with respect to the Coronado claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in the Registrant's interest therein.

      8. The Coronado claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

L.       OTHER MINERAL PROPERTIES

         The Registrant has not identified any other mineral properties either for staking or purchasing. It is contemplated that the Registrant will seek other mineral properties during the fall of 1999 in order to diversify its holdings into other areas of interest and minerals. The Registrant has not as yet inaugurated any steps towards the investigation of any mineral properties, and does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Registrant's shares. The Registrant does not contemplate purchasing any mineral properties from its officers and directors.

EMPLOYEES

         As at April 30, 1999, the Registrant did not have any employees either part time or full time. Initially the Registrant will not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions. Nevertheless the executive officers undertook the responsibility of initially identifying a mineral property of merit, incorporating the Company, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers. They were not paid for these services in cash by the Registrant but the Registrant has given recognition in the financial statements to this contribution by expensing $1,500 for services of the President and crediting capital contribution of a like amount.

         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. The Registrant will use independent workers and consultants initially on a part time basis.

COMPETITION

         In Canada there are numerous mining and exploration companies, both big and small. All of these mining and exploration companies are seeking properties of merit and availability of funds. The Registrant will have to compete against such companies to acquire the funds to develop its mineral claims. The availability of funds for exploration is sometimes limited and the Registrant might find it difficult to compete with larger and more well-known companies for capital. Even though the Registrant has the rights to the mineral on its claims there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claims in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claims might lapse and be staked by other mining interests. The Registrant might be forced to seek a joint venture partner to assist in the development of its mineral claims. In this case, there is the possibility that the Registrant might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

         Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Registrant's ability to process its ore and eventually market it. At this point in time the Registrant does not have any contractual agreements to refine any potential ore it might discover on its mineral claims.

         The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Registrant's mineral property may differ from the recommended work program as set forth in the geological report dated April 7, 1999 prepared by Calvin Church, P.Geo.. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

         To date the Registrant has concentrated on the Coronado claim. In the future, the Registrant will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

         As at April 30, 1999, the Registrant had $5,663 of assets, and $9,110 of liabilities of which $6,475 is due to the President of the Registrant. The cash equivalent as at April 30, 1999 was $5,663.

         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on the Coronado claim and has made no commitments to acquire any asset of any nature.

         Operational and administrative expenses of the Registrant for 1999 are projected to be approximately $4,500 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,200), transfer agent's fees ($1,000) and miscellaneous ($750). The Coronado claim is in good standing until February 2000 and if warranted the Registrant need not spend any money on its claim until that date. The current cash position is sufficient to pay the above noted expenses and if required the officers and directors can advance additional funds to the Registrant.

         Since February 2, 1999, the date of inception, the Registrant has incurred the following expenses:

       Audit fee                                  (i)       $   1,500
       Bank charges                              (ii)              15
       Geology report                           (iii)           1,270
       Incorporation costs written-off           (iv)             519
       Management fee                             (v)           1,500
       Office and miscellaneous                  (vi)              30
       Rent                                      (vii)            900
       Staking costs                            (viii)            348
       Telephone                                  (ix)            300
       Transfer agent's fees                       (x)          2,265
                                                            ---------
                Total expenses for the period               $   8,647
                                                            =========

         (i) Audit fee - $1,500

         The Registrant had its financial statements audited as at April 30, 1999, as attached to this Form 10-SB. The accounting and preparation of a working paper file for submission to the auditor was prepared by the Registrant's President.

         (ii) Bank changes - $15

         Monthly service charges for operating the account as charged by the Bank of Montreal.

         (iii) Geology report - $1,270

         The Registrant engaged the services of Calvin Church, P. Geo., to write a report to the Registrant detailing the mineralization on the Coronado claim and recommending a future work program. This report was completed on April 7, 1999 and has been summarized on page 4 of this Form under the heading of "Exploration and Development of Coronado Mineral Property."

         (iv) Incorporation costs written-off - $519

         The Registrant has treated the costs of incorporation as period costs and has written them off as an expense in the current period rather than capitalize them and amortization them over a period of time. The actual cost of incorporating in the State of Delaware was $255 but due to an error in establishing the authorized share capital at 25,000,000 common shares at a par value of $0.001 an additional cost of $264 was incurred.

         (v) Management fee - $1,500

         The Registrant has not paid any fees to its directors or officers during the current period. Nevertheless, the Registrant realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Registrant. Therefore, a management fee of $1,500 has been expensed and credited to capital contribution during the current period.

         (vi) Office and miscellaneous - $30

         Office and miscellaneous represents the printing of cheques for use by the Registrant.

         (vii) Rent - $900

         The Registrant uses the personal residents of the President of the Registrant as an office. No charge has been incurred by the Registrant. Nevertheless, the Registrant recognizes that there is a cost to using an office and therefore has expensed $900 and credited to capital contribution a similar amount.

         (viii) Staking costs - $348

         The Registrant engaged the services of Edward Skoda to stake the Coronado claim in the Bralorne area of British Columbia. Mr. Skoda invoiced the Registrant for his staking and recording costs.

         (ix) Telephone - $300

         The Registrant has not incurred any telephone charges to date. Nevertheless, the Registrant recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $300 with an offsetting credit to capital contribution. This expense was determined on the fair market value of obtaining a telephone line and operating for a three month period.

         (x) Transfer agent's fees - $2,265

         Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,065 for preparation and issuance of share certificates. The Registrant has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizing it over the entire year.

         Management estimates that the current funds on hand will not be sufficient to allow the Registrant to undertake an exploration activities on the Coronado mineral claim but is sufficient satisfy all outstanding accounts payable, other than due to the President of the Registrant, and maintain operations for several months. The funds required over the next several months will be for filing fees, accounting and general office expenses.

         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Coronado claim consists of one 20 unit metric claim situated within the Bridge River gold camp near the town of Gold Bridge, 160 kilometres north of Vancouver, British Columbia. The property is 100% owned by the Registrant.

The Bridge River camp is host to 73 documented mineral localities two of which contained substantial tonnage of gold and silver ore. The Bralorne and Pioneer former mines produced 4,150,000 ounces of gold and 950,000 ounces of silver, from 7,900,000 tons of ore grading 0.53 oz/ton gold and 0.12 oz/ton silver, between 1899 and 1971 (principle production was from 1932-1971). Total gold production from the former producing mines in the Bridge River camp remain foremost in British Columbia's history (see Part 1- "Exploration and Development of the Coronado Claim).

         Regional patterns of metal zonation across the eastern flank of the Coast Plutonic Complex divide the camp into gold rich and silver rich deposits related to the proximity with the central plutons. `Congress type' mineralization, represented by low gold-silver ratios and antimony rich ores, developed distal to coast granitic intrusives in shear zones and Tertiary porphyry dykes. Mineralization at the Bralorne and Pioneer mines consist of gold and arsenopyrite bearing quartz veins filling en echelon tension fractures in the Bralorne diorite and Pioneer greenstones. The Coronado property is located in a transition zone between gold-arsenic rich and silver-antimony rich zones. Although economic mineralization has not yet been identified on the property, soil geochemical sampling has defined one multielement geochemical anomaly and several north-south trending VLF-EM conductors within altered volcanic and sedimentary rocks.

         An exploration program including reconnaissance mapping, prospecting and geochemical sampling is recommended to determine the extent of the mineralizing system on the Coronado property. Further programs of trenching and drilling are recommended contingent on favorable results of each preceding exploration phase.

OFFICES

         The Registrant's executive offices are located at 397 Ventura Crescent, North Vancouver, British Columbia, Canada. The office is located in the personal residence of the President of the Registrant. There is no charge to the Registrant for office but an imputed charge of $900 has been expensed during the current period with an offsetting entry to capital contribution. The Registrant realizes it will eventually require an office once it has started exploration work on the Coronado claim. No office space has been identified at this time.

INCORPORATION IN THE STATE OF DELAWARE

         The Registrant incorporated in the State of Delaware rather than British Columbia mainly due to the tax reasons. In addition, both the Federal and Provincial Governments impose tax on any profits made. This tax could range as high as 51% of net income. By having a Delaware based company the Registrant will only be subject to a 15% withholding tax as set forth in the Canada/ US Tax Treaty.

OTHER PROPERTY

The Registrant does not own any other property other than the rights to the minerals located on the Coronado claim.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of April 30, 1999.


     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   MARY M. HETHEY                            25,000 (i)                 10.0%
Shares                   397 Ventura Crescent
                         North Vancouver, B.C.
                         Canada, V7N 3G7

Common                   CARSTEN MIDE                              20,000 (ii)                 8.0%
Shares                   2453 Phillips Place
                         Burnaby, British Columbia
                         Canada, V5A 2W1

Common                   JACK CEWE                                 17,500 (iii)                7.0%
Shares                   1008 Alderside Drive
                         Port Moody, British Columbia
                         Canada, V3H 3A6

Common                   MICHAEL THACHUK                           15,000 (iii)                6.0%
Shares                   47 - 20761 Telegraph Trial
                         Surrey, British Columbia
                         Canada, V1M 2W3

Common                   E. DEL THACHUK                            15,000 (iii)                6.0%
Shares                   34-3387 King George Highway
                         Surrey, British Columbia
                         Canada, V4P 1B7

Common                   JOHN KRUSHNISKY                           15,000 (iii)                6.0%
Shares                   1070 Eden Crescent
                         Delta, British Columbia
                         Canada, V4L 1X1

Common                   ROBIN HETHEY                              15,000 (iii)                6.0%
Shares                   Site 4E, C-17
                         Royal Route #2
                         Gibsons, British Columbia
                         Canada, V0N 1V0

Common                   RYAN WILSON                               12,500 (iii)                5.0%
Shares                   201 - 888 Bute Street
                         Vancouver, British Columbia
                         Canada, V6E 1Y5

---------------

(1) As of April 30, 1999 there were 250,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

    (i) Mary Hethey, the President and Director of the Registrant, purchased for cash 20,000 shares at a price of $0.01 per share. In addition, Mrs. Hethey's two sons purchased for cash 2,500 shares each at $0.01 per share. All these shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

    (ii) Carsten Mide, a director of the Registrant, purchased for cash 10,000 shares at a price of $0.01 per share. The wife of Carsten Mide purchased for cash 10,000 shares at a price of $0.01 per share. All these shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

    (iii) Represents the combined number of shares of the shareholder shown above and their respective spouse living in the same residence. Both of the purchases were for cash consideration at a price per share of $0.01. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of April 30, 1999.


     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   MARY M. HETHEY                               25,000 (3)(4)          10.0%
Shares                   397 Ventura Crescent
                         North Vancouver, B.C.
                         Canada, V7N 3G7

Common                   CARSTEN MIDE                                 20,000 (3)(4)           8.0%
Shares                   2453 Phillips Place
                         Burnaby, British Columbia
                         Canada, V5A 2W1

Common                   STACEY BLIGH                                  5,000 (3)              2.0%
Shares                   Suite 2406-1050 Burrard St.
                         Vancouver, B.C.
                         Canada, V6Z 2S3

                         All officers and directors as a              50,000                 20.0%
                           group (three persons)

--------

(1) As of April 30, 1999, there were 250,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

(3) Mrs. Hethey is President and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mrs. Hethey could sell a percentage of her shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

    Mr. Mide is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by

    Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Mide could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

    Ms. Bligh is the Secretary Treasurer of the Registrant. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Ms. Bligh could sell a percentage of her shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) The immediate families of Mrs. Hethey and Mr. Mide acquired shares in the capital stock of the Registrant for cash consideration. The number of shares so acquired in total was 15,000 shares. This stock has been restricted and the appropriate legend affixed thereto since the three acquiring shareholders live in the same residence as either Mrs. Hethey or Mr. Mide.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of April 30, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                 Term as
                                                                Director
                Name            Position Held                    Expires
                ----            -------------                    -------

            Mary Hethey       President and Director              2000

            Carsten Mide      Director                            2000

            Stacey Bligh      Secretary Treasurer                  -


         Mary Hethey, 49, is the Registrant's founder and has been its President since inception. She was born in Galt, Ontario, Canada. She was educated at the University of Toronto where she obtained a Bachelor of Arts degree in honors Economics and Mathematics. Subsequent to graduation she was employed with Burrows Business Machines as a computer programmer during 1974 and 1975 in Vancouver, British Columbia. Subsequently she became a student in accounting and articled with Clarkson Gordon (1975-1978) and Collins Burrows (1978 - 1980). In 1979 she obtained her degree as a Chartered Accountant. During the last five years she has been employed as follows:

                               Type of      Years of
         Name of Company       Business     Employment       Position           Location
         ---------------       --------     ----------       --------           --------
North Shore Credit Union         Bankers     1997 - 1998      Accountant     Vancouver, Canada

Self-employed accountant       Consulting    1993 - 1997      Accountant     Vancouver, Canada

Harvey Hill, Chartered        Professional   1990 - 1993      Accountant     West Vancouver, Canada
     Accountant                Accountant

                                       21

         Mrs. Hethey was the Secretary Treasurer of Goldking Resources Inc., a company listed on the OTC Bulletin Board but is no longer in that position. Nine years ago she was a director and officer of Arthurian Resources Inc. and a director of Creative Products Inc.; both companies formerly listed on the Vancouver Stock Exchange.

         Mrs. Hethey has had experience in mining companies having performed accounting and auditing services for them as well as being a director of Arthurian Resources Inc., a company which had a mineral property in Ontario.

         Carsten Mide, 54, has been in the property development business for the past thirty three years and in residential home building for the past 28 years. His is currently a director and officer of several private companies as follows:

                                                                      Number of
                                Business of            Executive      Years being     Jurisdiction of
    Name of Company             the Company            Position        Involved        Incorporation
    ---------------             -----------            --------        --------        -------------
Mide Developments Ltd.        Property development    President and       33         British Columbia,
                                                        Director                         Canada

Mide Holdings Ltd.              Residential home      President and       28         British Columbia,
                                  construction          Director                         Canada

Dunbarton Properties Ltd.     Property development    President and       10         British Columbia,
                                                        Director                         Canada

Zarcan Minerals Inc. (*)      Mineral exploration     Vice-President      1.5        British Columbia,
                                                           and                           Canada
                                                         Director

Alta Sierra Resources Inc.    Mineral exploration     President and       1.5         Alberta, Canada
                                                        Director

Five Star International       Mineral exploration     President and       1.5         Alberta, Canada
Resources Inc.                                          Director


-----------
(*) It is anticipated that Zarcan Minerals Inc. will seek a listing on the Vancouver Stock Exchange within the near future.

         Mr. Mide has not been involved in any public company either in Canada or the United States and has not been associated with any OTC Bulletin Board company to date. As noted above, Mr. Mide has had experience in mining and has been a director of several mining companies during the past several years.

         Stacey Bligh,26, has been the Secretary Treasurer of the Registrant since its inception. She graduated from Edward Milne Secondary School in 1990 with the Dogwood Diploma after having achieved the Honor Roll Status for four consequent years before obtaining a position with Westport Design Centre where her responsibilities were preparing bid sheets for large development projects, job costing and co-coordinating activities with various departments. In 1992 she attended the University of Victoria for two years where she majored in Biology. Subsequent to leaving university Ms. Bligh became an assistant appraiser for D.R. Coell & Associates in Victoria, British Columbia where her duties comprised proof reading all residential property appraisals and ensuring the legal matters were attended to. In 1995 she moved to Whistler, British Columbia and worked for Re/Max completing all closing documentation for real estate projects. Subsequently she was employed by Whistler Resort Association where she was responsible for food and beverage accounting and supervising all staff at functions involving cash sales. Presently Ms. Bligh is employed by her personal wholly-owned company undertaking administrative work for various other companies.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. It is estimated that monthly time attributed to the President of the Registrant will be approximately 20 hours, comprising mainly administrative and accounting duties, whereas the Secretary Treasurer will devote 10 hours per month consisting mainly of preparation of corporate documents. This time will increase when the Registrant undertakes a work program on its property. None of the Registrant's Directors are currently directors of other companies registered under the Securities and Exchange Act of 1934.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended April 30, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                        SUMMARY COMPENSATION TABLE (1999)


                                                                     Long Term Compensation (US Dollars)
                                                               ----------------------------------------------
                                Annual Compensation                   Awards            Payouts
                       ------------------------------------     -------------------     --------
         (a)             (b)           (c)           (e)          (f)           (g)          (h)          (i)
                                                    Other      Restricted                              All other
                                                   annual        stock       Options/       LTIP        compen-
   Name and Princi-                                 Comp.        awards         SAR        payouts      sation
     pal position        Year         Salary         ($)          ($)           (#)          ($)          ($)
     ------------        ----         ------         ---          ---           ---          ---          ---
Mary Hethey,             1999          -0-           -0-          -0-           -0-          -0-          -0-
President and
     Director

Carsten Mide,            1999          -0-           -0-          -0-           -0-          -0-          -0-
     Director

Stacey Bligh,            1999          -0-           -0-          -0-           -0-          -0-          -0-
     Secretary


         There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at April 30, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The  Registrant  has never before filed a  prospectus  specified  under
Section 10(a) of the Securities Act of 1933 at this time. The Registrant raised funds from its officers and directors relatives, friends and business associates as more fully described below.

Shares issued to Directors and Officers

         The directors and officers of the Registrant subscribed for 50,000 shares at $0.01 per share for cash consideration. The breakdown of the shares is as follows:

                           Mary Hethey               20,000 shares
                           Carsten Mide              10,000 shares
                           Stacey Bligh               5,000 shares

         This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Registrant could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued to Other Shareholders

         On or about March 31, 1999, the Registrant issued the following shares to individuals listed for the consideration of $0.01 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                                             NUMBER OF
                  SHAREHOLDER                                 SHARES
                  -----------                                  ------

               Kirsten Wilson                                  7,500
               Albert Ezzy                                     5,000
               Jack Cewe                                       7,500
               Mabel Cewe                                     10,000
               Judith Mide   (i)                              10,000
               Ryan Wilson                                     5,000
               Michael Hardy                                   5,000
               Peter Lewis                                    10,000
               Paul Wolfe                                     10,000
               William Work                                    5,000
               Carrie Thachuk                                  7,500
               Del Thachuk                                     7,500
               Maryanne Thachuk                                7,500
               Michael Thachuk                                 7,500
               John Krushnisky                                 4,000
               Gordon Krushnisky                               5,000
               Jako Krushnisky                                 5,000
               John Walker                                     5,000
               Carol Finley                                    5,000

               Glyn Hethey                                     5,000
               Robin Hethey                                   10,000
               Michael Kennaugh                               10,000
               Philip Yee                                      5,000
               Raymond Contoli                                10,000
               Randy Contoli                                   5,000
               Carol Krushnisky                               11,000
               Ray Paquette                                    5,000
               Edward Skoda                                    5,000
               Peggy Hung                                      5,000
               James Bruce                                     5,000
               Steven Bruce                                    5,000
               James Hethey  (i)                               2,500
               Charles Hethey   (i)                            2,500

(i) These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Registrant could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

         Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:

                      Management fees                   $  1,500
                      Rent                                   900
                      Telephone                              300
                                                        --------
                                                        $  2,700
                                                        ========


         The directors of the Registrant are directors, officers, stockholders and employees of other companies. Therefore, conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. The Registrant has formulated no policy for the resolution of such conflict.

         The President of the Registrant has advanced money to the Registrant for the following purposes:

                  Payment of original incorporation costs   $   255
                  Amendment to authorized capital (i)           264
                  General working capital                     5,956
                                                            --------
                                                            $ 6,475
                                                            ========

         (i) The authorized share capital was originally established upon incorporation at 1,500 common shares with a par value of $0.001. This was amended to 25,000,000 common shares with a par value of $0.001

         The above noted advance is on a demand basis and bears no interest. Had an interest rate of 10% been used the amount of interest due and payable would have been $53.

         The two directors are prepared to advance other money to the Registrant for an exploration program on the Coronado claim. Such commitment would not exceed $50,000 since any exploration program initially would not incur this cost. If the Registrant is unable to raise further money from the issuance of its capital stock or institutional investors and the directors are unwilling to advance further funds subsequent to the above noted advancement, then the Registrant will not be able to operate as a going concern and might cease to exist.

         The Registrant has not entered into any transactions with a related party and does not intend to do so in the immediate future. It is the intention of the Registrant to deal with third parties in all its acquisitions of properties.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material of the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Registrant is engaged in and dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

         (i) diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;

         (ii) reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and

         (iii) examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

         However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.

     In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

ITEM 8.           DESCRIPTION OF SECURITIES

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share. As at April 30, 1999, 250,000 shares were outstanding.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 50,000. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         The approximate number of record holders of the Registrant's common stock as at April 30, 1999 is 36 of which three are either directors or officers of the Registrant.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to April 30, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i) Subscription for 35,000 shares by the Directors and Officers of the Company

         On March 31,1999 the Registrant issued to its President, Mary Hethey, 20,000 common shares, to its other Director, Carsten Mide, 10,000 common shares and to its Secretary Treasurer , Stacey Bligh, 5,000 common shares, all for cash consideration at a price of $0.01 per share. This stock is restricted since it was issued in compliance with the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)     Subscription for 215,000 shares

         On March 31, 1999, the Registrant accepted subscriptions from thirty-three investors in the amount of 215,000 shares at a price of $0.01per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. Out of the 215,000 shares subscribed for, there were 15,000 shares which were restricted due to being purchased by individuals directly related to one or more of the officers and directors. The balance of 200,000 shares subscribed for and paid are shares which can be traded without restrictions. All the shareholders live outside the United States and none are US citizens.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of the Registrant and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Delaware law. By virtue of these provisions, and under current Delaware law, a director of the Registrant will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

         a. breach of his duties of loyalty to the Registrant or to its shareholders;

         b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

         c. dividends or stock repurchase or redemptions that are unlawful under Delaware law; and

         d. any transactions from which he or she receives an improper personal benefit.

         These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Delaware law and not for violations of other laws (such as Federal securities laws). As a result of these indemnifications provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it maybe possible to obtain injunctive or other equitable relief with respect to such actions.

         The inclusion of these indemnification provisions in the Registrant's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, if successful, might otherwise benefit the Registrant or its shareholders.

         The Registrant has entered into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnification allowed to directors and officers under Delaware law and the Registrant, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interest of the Registrant and, in the case of criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, the indemnification agreement provides generally that the Registrant will, subject to certain exceptions, advance the expenses incurred by director and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. The Registrant believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:


                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants                          32

Financial Statements of Coronado Explorations Inc.

   Balance Sheet as at April 30, 1999                                       33

   Statement of Operations for the Period from February 2, 1999 (Date
        of Inception) to April 30, 1999                                     34

   Statement of Changes in Stockholders' Equity for the Period from
        February 2, 1999 (Date of Inception) to April 30, 1999              35

   Statement of Cash Flows for the Period from February 2, 1999 (Date
        of Inception) to April 30, 1999                                     36

   Notes to Financial Statements                                            37

ANDERSEN ANDERSEN & STRONG, L.C.                                 941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board         Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                                 Telephone 801-486-0096
                                                                               Fax 801-486-0098
                                                                     E-mail Kandersen @ msn.com

Board of Directors
Coronado Explorations Ltd.
Vancouver B. C. Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Coronado Explorations Ltd. (a development stage company) at April 30, 1999 and the statement of operations, stockholders' equity, and cash flows for the period from February 2, 1999 (date of inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coronado Explorations Ltd. at April 30, 1999 and the results of operations, and cash flows for the period from February 2, 1999 (date of inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"
May 10, 1999


         A member of ACF International with affiliated offices worldwide

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                                     BALANCE
                                 APRIL 30, 1999

ASSETS
CURRENT ASSETS
     Cash                                                        $   5,663
                                                                    ------
           Total Current Assets                                      5,663
                                                                    ------

OTHER ASSETS
     Mineral lease - Note 3                                             --
                                                                     ------
                                                                 $   5,663
                                                                     ======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable - related party                           $   6,475
      Accounts payable                                               2,635
                                                                    ------
            Total Current Liabilities                                9,110
                                                                    ------

STOCKHOLDERS' EQUITY
Common stock
      25,000,000 shares authorized, at $0.001 par
       value; 250,000 shares issued and outstanding                    250
Capital in excess of par value                                        4,950
Deficit accumulated during the development stage                     (8,647)
                                                                    ------
Total Stockholders' Equity                                           (3,447)
                                                                    ------
                                                                   $  5,663
                                                                   ========

   The accompanying notes are an integral part of these financial statements.

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                      FOR THE PERIOD FROM FEBRUARY 2, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 1999

SALES                                                          $         --
EXPENSES                                                              8,647
NET LOSS                                                       $     (8,647)
                                                                     ======
NET LOSS PER COMMON SHARE
     Basic                                                     $       (.03)
                                                                      ======
AVERAGE OUTSTANDING SHARES
     Basic                                                          250,000













   The accompanying notes are an integral part of these financial statements.

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM FEBRUARY 2, 1999 (DATE OF INCEPTION)
                                TO APRIL 30, 1999

                                                     COMMON STOCK        CAPITAL IN
                                                 ---------------------    EXCESS OF        ACCUMULATED
                                                 SHARES        AMOUNT      PAR VALUE          DEFICIT
                                                 ------        ------      ---------          -------

BALANCE FEBRUARY 2, 1999 (date of inception)          -        $    -       $       -      $      --

Issuance of common stock for cash
  at $.01 - March 31, 1999                       250,000          250           2,250             --

Capital contribution - expenses                        -            -           2,700             --

Net operating loss for the period from
    February 2, 1999 to April 30, 1999                 -            -               -         (8,647)
                                                 --------       ------        --------       -------
BALANCE APRIL 30, 1999                           250,000       $  250       $   4,950      $  (8,647)
                                                 ========          ===        =========      =======

   The accompanying notes are an integral part of these financial statements.

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                      FOR THE PERIOD FROM FEBRUARY 2, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 1999

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                             $ (8,647)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                          2,635
    Capital contributions - expenses                                    2,700
                                                                        -----

Net Cash From Operations                                               (3,312)
                                                                       ======

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                            --
                                                                        -----

CASH FLOWS FROM FINANCING
    ACTIVITIES:
       Proceeds from loan - related party                               6,475
       Proceeds from issuance of common stock                           2,500
                                                                        -----

Net Increase in Cash                                                    5,663

Cash at Beginning of Period                                                --
                                                                        -----

Cash at End of Period                                                $  5,663
                                                                        =====

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contributions - expenses                                     $  2,700
                                                                        =====

   The accompanying notes are an integral part of these financial statements.

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

1. ORGANIZATION

The Company was incorporated under the laws of the State of Delaware on February 2, 1999 with authorized common stock of 1,500 shares with no par value and on April 12, 1999 the authorized common stock was increased to 25,000,000 shares with a par value of $0.001.

The Company was organized for the purpose of acquiring and developing mineral properties.

The Company is in the development stage.

Since its inception the Company has completed a Regulation D offerings of 250,000 shares of its capital stock for cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has not elected a fiscal year and has not completed an operating period and therefore has not filed an income tax return.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Environmental Requirements

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. ACQUISITION OF MINERAL CLAIMS

The Company a mineral claims known as the Coronado claims located in the Bralorne Mining area of British Columbia with an expiry date of February 26, 2000. The cost of staking and filing have been expensed.

                           CORONADO EXPLORATIONS LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)

8 RELATED PARTY TRANSACTIONS

Related parties have acquired 61% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

9 GOING CONCERN

The Company will need additional working capital to be successful in its efforts to develop the mineral claims acquired and therefore continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
  NO.
  ---

  (2)       Charter and By-Laws
            (a) Certificate  of  Incorporation  of  Coronado  Explorations  Ltd.
                (filed herewith, page 42)
            (b) Amended and Restated Articles of Incorporation  (filed herewith, page 43)
            (c) Bylaws (filed herewith, page 48)

  (3)       Instruments Defining Rights of Securities Holders
            (a) Text of stock  certificates  for common stock  (filed  herewith, page 58)
  (5)       Voting Trust Agreements
                None
  (6)       Material Contracts
            (a) Not made in the ordinary course of business
                (i) Transfer Agent and Registrar  Agreement  between  Registrant and Nevada Agency & Trust Co., dated 12th of May, 1999 (filed herewith, page 59)
  (10)      Consent of experts and counsel
                (i) Consent of  Andersen  Andersen & Strong,  L.C.,  independent certified public accountants (filed herewith, page 61)
  (11)      Statement re computation of per share earnings Not applicable
  (16)      Letter of change in certifying accountant
                Not applicable
  (21)      Subsidiaries of the Registrant
                Not applicable
  (24)      Power of Attorney
                None
  (99)      Addition Exhibits
                None

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 42 through 61]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CORONADO EXPLORATIONS LTD.
                                                      (Registrant)

                                          By    /s/   "MARY M. HETHEY"
                                                ------------------------------
                                                      Mary M. Hethey
                                                    President and  Director


                                          By    /s/       "CARSTEN MIDE"
                                                ------------------------------
                                                           Carsten Mide
                                                             Director

                                          Dated:    May 31, 1999